ArentFox Schiff LLP 1717 K Street NW Washington, DC 20006 202.857.6000 main 202.857.6395 fax afslaw.com Ralph De Martino Partner (202) 724-6848 direct ralph.demartino@afslaw.com

September 22, 2023

Division of Corporation Finance Office of Industrial Applications and Services

United States Securities and Exchange Commission

100 F St NE

Washington, DC 20549

Attention:	Jane Park
Katherine Bagley

Re:	SportsMap Tech Acquisition Corp. Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A Filed July 31, 2023 File No. 001-40916

To Whom It May Concern:

The undersigned serves as counsel to SportsMap Tech Acquisition Corporation (“SportsMap” or the “Company”). On behalf SportsMap, we are hereby responding to the letter dated August 14, 2023 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (“SEC” or the “Commission”), regarding the Company’s Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A, filed on July 31, 2023 (the “Proxy Statement”). For the convenience of the Staff, the comments included in the Comment Letter are posted below (in bold) and SportsMap’s response follows each comment.

Amendment No. 2 to Preliminary Proxy on Schedule 14A filed July 7, 2023

Summary of the Material Terms of the Transactions, page 35

1. We note your response to comment 3, including your amended disclosure related to the per share merger consideration. In addition to this disclosure, please amend your disclosure to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders at each redemption level, taking into account not only the money in the trust account, but the post-transaction equity value of the combined company. Your disclosure should show the impact of certain equity issuances on the per share value of the shares, including the exercises of public and private warrants, options and the issuance of any earnout shares under each redemption scenario.

RESPONSE: We acknowledge the Staff’s comment and have revised the disclosure on pages 8 and 9 accordingly.

September 22, 2023 Page 2

The Background of SportsMap's Interaction with ICI, page 113

2. We note your revised disclosure on page 117 in response to prior comment 6 that the parties during the October 31, 2022 call "reviewed the status of pilot projects and other opportunities in the pipeline" and that ICI's management believes that the active pipeline would "yield new revenue in 2023." Please revise to expand your disclosure of the status of the pilot projects and other pipeline opportunities discussed on the October 31, 2022 call.

RESPONSE: We acknowledge the Staff’s comment and have revised the disclosure on page 123 accordingly.

The Comparable Companies Approach, page 120

3. We note your response and revised disclosure in response to prior comment 7, which we reissue in part. You disclose on page 120 that your preliminary comparable companies analysis conducted in September 2022 was subsequently revised on December 15, 2022. Please revise to expand your discussion of the material differences between the preliminary and subsequent comparable companies analyses.

RESPONSE: We acknowledge the Staff’s comment and have revised the disclosure on pages 127 though 129 accordingly.

Certain Forecasted Financial Information for ICI, page 126

4. We note your response to comment 10. Given the limited historical revenue of ICI of only $7.3 million in 2022 and less than $1 million during the 3 months ended March 31, 2023, we continue to believe additional clarity should be provided regarding the significant assumptions used and the basis for those assumptions in arriving at the forecasted revenues for the 12 months ended June 30, 2024 of $22.1 million. In this regard, please address the following:

•	Your revised disclosures mention multiple amounts related to the Updated Forecast, including a probability-adjusted gross pipeline for realized enterprise SaaS revenues from identified customers and "in process" opportunities of approximately $4.2 million for the twelve-month period ending June 30, 2024, total forecast SaaS revenue of $3.4 million, probability adjusted gross pipeline for hardware sales of approximately $10.9 million, and a "go get" revenue target for hardware sales of approximately $5.8 million over the NTM Period. Please further clarify what each of these amounts represent as it is not clear based on their description as well as how these amounts correspond to the actual forecasted revenue amounts. Please clarify if there are actual customer commitments which serve as a basis for these assumptions; and

•	Your response to comment 15 also addresses probability adjusted pipeline and the expectation of inventory to be sold in the twelve months subsequent to March 31, 2023. Please further clarify how this corresponds to the forecasted information provided.

RESPONSE: We acknowledge the Staff’s comment and have revised the disclosure on pages 134 and 135 accordingly.

Information about ICI
Market Opportunity, page 170

5. We note your revised disclosure relating to the risks specific to the Oil & Gas and Manufacturing markets in response to prior comment 12. Please revise to include balancing disclosure to address the challenges and risks specific to the Distribution & Logistics and Utilities markets in this section as well.

RESPONSE: As discussed between members of the Staff and counsel for ICI, the Company and ICI respectfully advise the Staff that they do not believe additional revisions to the Proxy Statement are needed in order to address the Staff’s concern. Specifically, the Company and ICI note the following disclosure beginning on page 182, which the Company and ICI previously added in response to prior comment 12 and describes risks relating to all of ICI’s markets, including the Distribution & Logistics and Utilities markets:

“While ICI has a long history of selling, implementing and supporting device-only thermal systems into each of the four target markets, there are some risks inherent to selling integrated device and software sensing solutions into each of these target markets. Please see the following risk factors in “Risk Factors” for a more detailed discussion relating to the risks that apply to each of our four target markets, particularly as they relate to the adoption of ICI’s hardware and software offerings in each of the four target markets:

September 22, 2023 Page 3

•	If ICI’s products are not adopted in its targeted end markets, its business will be materially and adversely affected.

•	ICI may not be able to anticipate changing customer and consumer preferences or respond quickly enough to changes in technology and standards to be able to develop and introduce commercially viable products.

•	Product integration could face complications or unpredictable difficulties, which may adversely impact customer adoption of ICI’s products and its financial performance.

•	The markets in which ICI competes are characterized by technological change, which requires ICI to continue to develop new products and product innovations and could adversely affect market adoption of its products.

•	Since many of the markets in which ICI competes are new and rapidly evolving, it is difficult to forecast long-term end-customer adoption rates and demand for its products.

•	ICI’s estimate of total addressable market is subject to numerous uncertainties. If ICI has overestimated the size of its total addressable market now or in the future, its future growth rate may be limited.”

Results of Operations, page 183

6. We note your response to comment 14. Please also separately quantify the extent to which changes in revenues for the year ended December 31, 2022 are attributable to changes in prices, changes in volume, or to the introduction of new products or services pursuant to Item 303(b)(2)(iii) of Regulation S-K. Please reconcile your statement on page 185 that "The Company did not introduce new products or software subscription services for the three months ended March 31, 2023" with the disclosure on page 21 which states that it launched its SmartIR cloud-software product suite in the first quarter of 2023. Also, disclose whether sales returns have been material and if so quantify the impact on reported sales. Further, please expand your disclosure to explain the material changes in gross margin for each period presented.

RESPONSE: We acknowledge the Staff’s comment and have revised the disclosure on pages 196 through 198 accordingly.

Critical Accounting Policies and Estimates, page 190

7. Your response to prior comment 15 does not clearly indicate how you reasonably concluded that no material inventory allowance was required at March 31, 2023. Since inventory is ICI's largest asset, please include a disclosure within the critical accounting policies section that clearly identifies any known factors that materially impact inventory measurement risk. For example, specifically disclose whether you have performed a physical count of inventory since the October 2022 flood. Clarify whether any such physical inventory count covered all units of inventory or just a portion thereof. Given ICI's internal control weaknesses (page 192), please tell us whether there were any material disparities between ICI's inventory counts and its corresponding inventory/financial accounting records during the periods presented. If so, then that risk element should also be disclosed so that readers can understand how the material weakness can impact your inventory accounting. See Item 303(b)(3) of Regulation S-K.

RESPONSE: We acknowledge the Staff’s comment in relation to the description of factors that impact the measurement risk of inventories and have revised the disclosure related to Critical Accounting Policies and Estimates on pages 203 and 204 accordingly.

September 22, 2023 Page 4

As discussed in the July 28, 2023 response to the Staff’s previous comment 15, prior to March 31, 2023, ICI completed a detailed review of its inventories and determined that no impairment was required based on its updated business plan, quarterly inventory count, inventory profit margin analysis and comparing cost with net realizable value at that time.

The Company evaluates at the end of each quarter and year-end its inventory reserve based on the following:

(i) its current business plan to estimate the demand of inventories based on market environment, current portfolio of customers and upcoming purchase orders from customers,

(ii) full count of inventory at year end and 80% coverage count on a quarterly basis to identify if there are any inventories that are not sold in the operating business cycle, have slow movement or are obsolete, and

(iii) assessing if the costs of inventories are greater than net realizable value and should be impaired.

On October 8, 2022, the Company incurred a casualty loss. ICI performed a physical inventory count of all inventory on January 19, 2023 accounting for a casualty loss of $1,376,000 related to a flood in the Beaumont warehouse. ICI did not identify material count discrepancies between its inventory count and its corresponding inventory/financial accounting records and did not identify any material weakness in controls for inventories as of December 31, 2022.The company completed its quarterly cycle count procedures in 2023, which did not result in any significant adjustments to recorded inventory balances. This amount is offset by insurance recoveries of $1,221,000, resulting in a net $155,000 of casualty losses.

As of June 30, 2023, ICI updated its 2023 business plan based on the most up-to-date market information, performing a detailed analysis relating to all inventory, historical turnover of inventory, upcoming future orders from customers, technical specifications of devices actually deployed in the emerging highest-demand industrial applications, comparison of cost with net realizable value and prospective gross profit margin. On the basis of this analysis, ICI concluded that an inventory reserve of $1,386,000 should be recorded for the six months ended June 30, 2023, which has been reflected in the unaudited financial statements included in Amendment No. 3 to the Proxy Statement. The inventory reserve recorded is mainly related to temperature reference products and specific dual-medium high-resolution cameras (FM 640+ P) that are better suited to biorisk applications and cannot be easily adapted to industrial applications. This inventory is not expected to be sold within the next twelve months, based on customer demand and current market conditions as assessed by ICI during its close process for the three months ended June 30, 2023. As part of this analysis, the Company reassessed if this inventory reserve should be recognized in prior periods, December 31, 2022 or March 31, 2023, concluding that based on an analysis of slow moving inventories, the business plan and potential customer purchases orders at such dates, no inventory allowance should be recognized.

Management revisited the assumptions relating to these specific items and observed three significant changes (one external, one a blend of external and internal, and one internal) that led to the decision to create an inventory reserve as of June 30, 2023:

1.	External – the expected ongoing demand for biorisk applications was lower than had been expected. As part of its operating plan update in June 2023, the Company changed its strategy on certain biorisk applications. The Company reduced the value of its inventory for estimated obsolescence or lack of marketability by the difference between the cost of the affected inventory and the NRV. No inventory reserve was recognized for the three months ended March 31, 2023 and for the year ended December 31, 2022 on the basis of expected ongoing biorisk sales and expected ability to repurpose for industrial applications. Starting in June 2023, the Company has focused its commercial efforts on four industry verticals: warehouse and logistics (conveyor systems); manufacturing; utilities; and oil & gas.
2.	External and internal – the market demand for industrial applications such as Food & Beverage that could have reasonably required FM 640+ P cameras and ICITRS101 Temperature Reference Sources (i.e., requiring tight temperature thresholds, visible camera feeds, need for static temperature reference) was less developed than expected or the Company’s commercial capabilities had not yet been sufficiently developed to sell into these sub-verticals. The latter point around commercial capabilities was related to the shift in strategy to deprioritize the F&B sub-vertical;
3.	Internal – the technical challenges of repurposing this equipment for broader industrial application were greater than expected and made the prospect of repurposing the equipment not economically viable in the focus industry verticals (e.g., warehouse and logistics, manufacturing, utilities and oil & gas).

8. In your discussion of inventory measurement risks, please explain how you considered your apparent surplus of slow moving inventory in concluding that no material inventory allowance was required in 2022 or in 2023. In this regard, it appears that it will take over 4 years to liquidate your inventory based on your 2023 sales activity. Clarify whether a material portion of your inventory balance is comprised of inventory units for which there have been no sales in 2023. Disclose also the amount of inventory that was older than one year as of the latest Balance Sheet date. If your recoverability estimates are materially impacted by current purchase orders then please clarify for readers how the volume and pricing of such orders impacted your analysis. Your disclosure should clearly identify any known business, competitive and economic factors that have materially hindered your ability to sell your inventory in 2022 and 2023. If you expect to recognize a material inventory allowance adjustment in the quarter ended June 30, 2023 then please tell us in your response.

RESPONSE: As discussed in the July 28, 2023 response to the Staff’s prior comment 15, for the years ended December 31, 2021 and 2020, ICI recorded an inventory impairment of $710,000 and $5,252,000, respectively, related to inventories that were obsolete and could not be sold in the market.

As of June 30, 2023, the inventory amount older than one year is $4,975,000 and the inventory amount for which the Company did not have sales was $216,000. At such date, ICI performed a detailed review of all inventory including biorisk or non-biorisk applications that could be impaired, concluding that almost all the biorisk applications were impaired in 2021 and 2020 (keeping a minimum stock in the warehouse for biorisk inventories) and no impairment should be recognized in 2022 or the three months ended March 31, 2023.

As discussed above in the response to comment 7, ICI recorded an inventory reserve of $1,386,000 for the six months ended June 30, 2023 based on the updated version of ICI’s 2023 business plan, an assessment of inventory not expected to be sold within the next twelve months, the market environment, and potential purchase orders from customers from customers even though the recoverability of inventories is not materially impacted by purchase orders. We note based on this same analysis performed for years-ended December 31, 2022 and 2021, no additional inventory impairment indicators were noted based on the business plan at the time, market environment, and potential purchase orders from customers as of those balance sheet dates.

ICI does not usually have a large volume of unfilled or forward purchase orders, particularly on the device side. Because of this, the recoverability estimates were not materially impacted by "current purchase orders," as per the question. The recoverability estimates were materially impacted by the probability-adjusted sales pipelines, as developed by the ICI sales team and reviewed extensively by management. In the sales pipeline, prices are assumed to be manufacturer's suggested retail price (MSRP) as per our pricing book, potentially with a distributor discount in specific circumstances. The revenue estimates are therefore correlated linearly with the volume estimates by product (which volume estimates have direct implications for the analysis of inventory).

We also refer the Staff to the revised disclosure in Amendment No. 3 to the Proxy Statement beginning on page 204 and the response to comment 7 above.

9. Based on your response to comment 15, it appears that over 80% of your March 31, 2023 inventory was over a year old. In your discussion of inventory measurement risks, please explain to readers how you considered the risks of technological obsolescence (page 57), and the 2022 and 2023 material declines in aggregate sales volumes, and the declines in average selling prices for certain products (page 186) in concluding that no material inventory allowance was required in 2022 or 2023. Further, please disclose a tabular presentation of activity in your inventory allowance for each period presented so that readers can better assess the accuracy of management's estimates.

RESPONSE: We acknowledge the Staff’s comment and have revised the disclosure related to Critical Accounting Policies and Estimates on pages 203 through 206 accordingly. We also refer the Staff to the response to comment 7 above.

September 22, 2023 Page 5

10. We understand from your disclosure on page 183 that 95% of your 2021 sales was comprised of products deployed for Covid biorisk applications and that those sales declined by 98% in 2022. In your discussion of inventory measurement risks, please explain how you considered the impact of this substantial sales decline and the corresponding adverse change in market conditions in concluding that no material inventory allowance was required in 2022 or in 2023.

RESPONSE: We acknowledge the Staff’s comment and the Company as of June 30, 2023 fully reserved all the Covid biorisk applications. For avoidance of doubt, after June 30, 2023 essentially all inventory that is specifically designed for biorisk applications and cannot be easily (and economically viably) adapted to industrial applications has been fully reserved against or written off.

In addition, the Company has revised the disclosure related to Critical Accounting Policies and Estimates on pages 203 through 206 accordingly. We also refer the Staff to the response to comment 7 above.

11. Based on your response to comment 15, it appears that a substantial amount of inventory is classified as a current asset even though it is not reasonably expected to be sold for over 12 months. Further, it appears you assume that all of your small value componentry, and replacement, maintenance and spare parts units are current assets instead of using your historical data to estimate the rate of dispositions that will likely exceed one year—and reclassifying the corresponding amount as noncurrent. Therefore, it is not clear whether your measurement of current assets may be confusing to readers. Please give us your analysis of ASC 210-10-45-3 in regards to this issue.

RESPONSE: We acknowledge the Staff’s comment. In preparation of its balance sheet as of June 30, 2023, and in accordance with ASC 210-10-45-3, ICI reviewed short-term and long-term classification of inventories related to infrared cameras (small value componentry), as well as to replacement, maintenance and spare parts based on historical data available and an individual analysis as inventory item level. Management classified inventory short-term and long-term classification of inventory based on a combination of the forecast, purchase orders, and historical data.

•	Infrared Cameras (Small Value Componentry): Based on the updated version of the 2023 business plan, ICI classified as short-term inventories $5,402,982 and $595,038 as long term that are expected to be sold after 12 months and for which the Company has not identified any indicator of impairment as of June 30, 2023. In addition, the Company recognized a fully inventory reserve of $1,386,000 related to all the remaining biorisk application.

•	Replacement, Maintenance and Spare Parts: ICI reviewed the historical activity for the previous four quarters and determined that of the $3,729,847 of replacement, maintenance and spare parts as of June 30, 2023, $1,158,970 of the parts are classified as noncurrent assets in other noncurrent assets, which is the slow-moving inventory that is not reasonably expected to be realized in cash during the subsequent twelve months, and $2,570,877 of the parts are classified as inventories in current assets.

The Company notes that a significant portion of its inventory is relatively fast moving (e.g., Tau 2 640 and 320 camera cores), but that the inventory on hand of these specific SKUs is in excess of likely demand in the coming 12-month period. These inventories are unlikely to obsolesce, and are highly valuable / saleable, but a portion of which needed to be classified as long term, given large on-hand volumes relative to expected sales in the next 12 months. This assessment is fundamentally different from an assessment of external (market) and internal factors that would have determined that these inventories were unlikely to ever be sold at prices in excess of cost, which would have necessitated an allowance or write-down.

The Company reduces the value of its inventory for estimated obsolescence or lack of marketability by the difference between the cost of the affected inventory and the NRV.

The valuation of inventory also requires the Company to estimate excess and obsolete inventory. The determination of excess or obsolete inventory is estimated based on a comparison of the quantity and cost of inventory on hand to the Company’s forecast of customer demand, which is dependent on various factors and requires the Company to use judgment in forecasting future demand for its products. The Company also considers the rate at which new products will be accepted in the marketplace and how quickly customers will transition from older products to newer products. If actual market conditions are less favorable than those projected by management, additional inventory write-downs may be required.

We also refer the Staff to the response to comment 7 above.

Inventories, page F-11

12. In order for us to better understand the absence of a material inventory allowance, please clarify for us how you applied the guidance in ASC 330-10-35-11 in your accounting for inventories.

RESPONSE: In accordance with ASC 330-10-35-11, ICI estimates annually and for each interim period the inventory reserve based on the evaluation of its updated business plan, market environment and potential purchase orders from customers. Based on this analysis, ICI analyzes impairment requirements at the individual asset level.

September 22, 2023 Page 6

As noted above in the responses to comments 7 and 8 above, ICI has recorded an inventory reserve of $1,386,360 for the six months ended June 30, 2023, which has been reflected in the unaudited financial statements included in Amendment No. 3 to the Proxy Statement. The Company reduced the value of its inventory for estimated obsolescence or lack of marketability by the difference between the cost of the affected inventory and the NRV.

We also refer the Staff to the response to comment 7 above.

13. Based on your response to comment 15, we understand that a material portion of your inventory is comprised of a large quantity of small value componentry, and replacement, maintenance and spare parts. Please provide a disclosure that quantifies the dollar amount of these inventory items at each Balance Sheet date so that readers can understand the extent to which the inventory balance is comprised of parts vs. finished goods. See the analogous guidance in Article 5-02(6) of Regulation S-X.

RESPONSE: We acknowledge the Staff’s comment and have revised the disclosure on page F-33 accordingly. We have prospectively presented the June 30, 2023 and December 31, 2022 dollar amounts of these inventory items.

General

14. With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

RESPONSE: We confirm that the Company’s sponsor is neither controlled by, nor has substantial ties with, a non-U.S. person, and further, we have revised the disclosure on page 88 to discuss the risk to investors should our business combination be subject to review by a U.S. government entity, such as CFIUS.

* * * * *

If you have any comments or questions please feel free to address them to the undersigned. You can reach me at my office at 202-724-6848, on my mobile telephone number at 202-415-8300, and via email at ralph.demartino@afslaw.com.

Thank you in advance for your prompt attention to this Correspondence and to the Company’s Preliminary Proxy Statement.

Respectfully submitted,

Ralph V. De Martino

RVD/mc

cc: David Gow